John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

October 31, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Baiya International Group Inc.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted August 24, 2023

CIK No. 0001944712

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated September 14, 2023, related to the above referenced Amendment No. 3 to Draft Registration Statement on Form F-1.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 3 Draft Registration Statement submitted August 24, 2023

Management’s Discussion and Analysis and Results of Operations Comparison of the year ended December 31, 2022 and 2021, page 76

1.	In regard to entrusted recruitment service, you disclose revenue decreased by approximately $6.8 million, or 71.3%, for the year ended December 31, 2022 mainly due to the Chinese government’s COVID-19 epidemic prevention policy that caused operations and production of factories of some major customers to be suspended. Please revise to quantify the material impacts COVID-19 has had on your results, to the extent practicable. As the COVID-19 pandemic was also present during 2021, clarify if your fiscal 2022 was impacted differently by COVID-19 from your fiscal 2021, and if so, how, especially regarding any circumstances that caused 2022 revenues to decrease. Also, discuss whether there was any negative impact to your revenue in fiscal 2022 caused by the disclosed reduction in customers from 36 at December 31, 2021 to 27 at December 31, 2022 and the reason for the decrease in the number of customers. Additionally, revise to clearly describe declining revenues during the periods presented and any associated known trends. Further, you disclose the demand of labor from employer companies in China has been continuously decreased since beginning of 2022 as a result of decreased production orders for factories. Disclose your expectation of this continuing and the impact on your results if it does.

RESPONSE:	We respectfully advise the staff that the disclosure on pages 76 and 77 have been revised to address the above.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

October 31, 2023

2.	You state the increase in cost of revenues of project outsourcing service for 2022 was in line with the increased revenue from project outsourcing service. Yet, project outsourcing service revenue decreased for 2022. Please clarify the reason for the increased cost of revenues for 2022.

RESPONSE:	We respectfully advise staff that both the revenue and costs of project outsourcing services have increased. However, due to the impact of exchange rates, the revenue for project outsourcing services appears to have decreased when it is translated into U.S. dollars. We have updated the disclosure on page to address the above.

3.	Please disclose whether the increase labor cost incurred to fulfill outsourcing services in 2022 is a known trend.

RESPONSE:	We respectfully advise the staff that the disclosure on pages 78 have been revised to address the above.

4.	You disclose China Post is one of your three major customers. You disclose the increase in general and administrative expense in 2022 was mainly due to the increase in bad debt allowance regarding China Post due to its slow collection. Please disclose whether you expect the slow collection with China Post to continue and, if so, the impact on your operations.

RESPONSE:	We respectfully advise the staff that the disclosure on page 79 have been revised to address the above.

5.	We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your last amendment filed February 14, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s evolution of its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your amendment filed on February 14, 2023.

RESPONSE:	We respectfully advise the Staff that we have revised the disclosures on the cover and pages 6, 11, 40, 42, and 94 to address the above.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.

Siyu Yang, CEO of Baiya International Group Inc.

Dian Zhang, CFO of Baiya International Group Inc.

Fang Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com